SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

May 13, 2009

CHINA SOUTHERN AIRLINES COMPANY LIMITED
(Translation of registrant's name into English)

278 Jichang Road
Guangzhou, Guangdong 510405
People’s Republic of China
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F. ☒ Form 40-F. ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No. ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

China Southern Airlines Company Limited (the “Company”) published announcements on May 13, 2009 on the Hong Kong Stock Exchange’s website at http://www.hkexnews.hk/listedco/listconews/sehk/20090513/LTN20090513352_C.pdf with respect to the following:

(1)	administrative measures on remuneration of directors, supervisors and senior management, respectively;

(2)	resolutions of the Board of the Company approving (i) administrative measures on remuneration of directors and senior management; and (ii) continuing connected transactions of the Company;

(3)	resolutions of the supervisory committee of the Company approving (i) administrative measures on remuneration of supervisors; and (ii) continuing connected transactions of the Company; and

(4)	notice of the annual general meeting to be held by the Company;

English versions of the above announcements are included in this Form 6-K of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

By: /s/  Liu Wei and Xie Bing
Name: Liu Wei and Xie Bing
Title: Joint Company Secretaries

Date: May 13, 2009

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 1055)

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to rule 13.09(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

As China Southern Airlines Company Limited (the "Company") has published the "ANNOUNCEMENT OF THE BOARD OF CHINA SOUTHERN AIRLINES COMPANY LIMITED & NOTICE OF ANNUAL GENERAL MEETING" on the Shanghai Stock Exchange, the full text of the announcement is set out below for information purpose.

By Order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei
Joint Company Secretaries

Guangzhou, the People's Republic of China

13 May 2009

As at the date of this announcement, the directors of the Company include Si Xianmin, Li Wen Xin, Wang Quan Hua, Liu Bao Heng, Tan Wan Geng, Xu Jie Bo and Chen Zhen You as executive directors; and Wang Zhi, Sui Guang Jun, Gong Hua Zhang and Lam Kwong Yu as independent non-executive directors.

Stock Short Name: CSAStock Code: 600029 Announcement No.: Lin 2009-015

Announcement on the Board Resolutions of China Southern Airlines Company Limited & Notice of Annual General Meeting

The board of directors ("Board") of the Company and all members of the Board ("Directors") jointly and severally warrant the truthfulness, accuracy and completeness of the contents of this announcement, and accept responsibility for any misrepresentations, misleading statements or material omissions contained herein.

In accordance with provisions of the Articles of Association of China Southern Airlines Company Limited ("Company"), the Board adopted the following resolutions by endorsement:

1. **THAT**, the ADMINISTRATIVE MEASURES ON DIRECTORS' REMUNERATION OF CHINA SOUTHERN AIRLINES COMPANY LIMITED and the ADMINISTRATIVE MEASURES ON REMUNERATION OF THE SENIOR MANAGEMENT OF CHINA SOUTHERN AIRLINES COMPANY LIMITED be approved;

   According to Listing Rules and the provisions of the Articles of Association of the Company, the ADMINISTRATIVE MEASURES ON DIRECTORS' REMUNERATION OF CHINA SOUTHERN AIRLINES COMPANY LIMITED shall be submitted to the general meeting of the Company for consideration and approval. Please visit www.sse.com.cn for the full texts of the ADMINISTRATIVE MEASURES ON DIRECTORS' REMUNERATION OF CHINA SOUTHERN AIRLINES COMPANY LIMITED and the ADMINISTRATIVE MEASURES ON REMUNERATION OF THE SENIOR MANAGEMENT OF CHINA SOUTHERN AIRLINES COMPANY LIMITED.

2. **THAT**, the 2009 annual cap of the continuing connected transactions entered into between the Company and China Southern Air Holding Company ("CSAHC") and its controlled entities be approved.

   Details are set out below:

Item	Parties	Relations	Type of transactions	Contents of the transactions	Pricing basis	2009 Cap 2009 (RMB ten thousands)	Amount incurred in 2008	Remarks
1	CSAHC	Parent company	Other outflows	Rental of lands and buildings	Agreed by reverence to market price	3,714.87	2,982.80	Original office building, parcels of land in Nanyang, Hengyang, Shashi, Zhanjiang, etc.

2	CSAHC	Parent company	Other outflows	Rental of lands and buildings	Agreed by reverence to market price	7,029.18	7,029.18	Original lands and real estates in Xinjiang, Beihang etc.
3	Southern Airlines (Group) Import and Export Trading Company	a wholly-owned subsidiary of the parent company	Acquiring labour service	Handling fee for purchases	Based on a fixed percentage of purchasing amount, and the percentage was agreed by reference to market price	9,000	4,986.70	
4	China Southern Airlines Group Passenger and Cargo Agent Company Limited	a wholly-owned subsidiary of the parent company	Acquiring agency service	Air ticket sales and cargo agency, et	Determined according to existing regulations of CAAC or agreed by both parties by reference to market price	25,000	13,440.40 (agency sales revenue)	Note: the actual amount of agency fee paid in 2008 was RMB4,032,000
5	Guangzhou China Southern Airlines Property Management Company Limited	a wholly-owned subsidiary of the parent company	Acquiring labour service	Property management and maintenance fee	Determined based on price lower than that offered by independent third parties	4,701	3,084.10	
	Total				/	49,445.05	31,523.18	

The details of the connected persons are also set out below:

Connected parties	**Legal representative**	**Registered capital**	**Business scope**	**Connected relations with the Company**
CSAHC	Si Xian Min	RMB6.061 billion	Operation of all state-owned assets and equity interests of CSAHC and its invested entities which are funded by state investments	Parent company
Southern Airlines (Group) Import and Export Trading Company	Zeng Zi Xiang	RMB15 million	Integrated import & export solutions for import & export agency service, equipment repair, bidding and purchase, customs declaration, inspection and declaration, bonded consignment, warehousing and transportation of aircrafts, engines and aircraft space parts, airport equipment, and all kinds of	a wholly-owned subsidiary of the parent company

			security facilities	
China Southern Airlines Group Passenger and Cargo Agent Company Limited	Pei Ai Zhou	RMB12.5 million	Domestic and international air passenger and cargo agency; international air express; cargo soliciting, space booking, warehousing, transit, container assembling and disassembling, settlement and payment of freight and miscellaneous charges, customs declaration, commodity verification and inspection declaration, insurance, relevant short-distance cargo transportation and consultancy; general road transportation (excluding dangerous goods)	a wholly-owned subsidiary of the parent company
Guangzhou China Southern Airlines Property Management Company Limited	Li Hong Rang	RMB3 million	Property management; sales of construction materials and hardware (excluding dangerous chemical products)	a wholly-owned subsidiary of the parent company

The foregoing connected transactions have been approved by the Board and the Company and relevant connected parties have entered into respective connected transaction agreements. For details of connected transactions Item 1 and 5, please refer to the connected transaction announcements that the Company publicized on 30 December 2008 on www.sse.com.cn, China Securities Journal and Shanghai Securities News. Since the foregoing connected parties are deemed to be the same connected parties under the Listing Rules of Shanghai Stock Exchange and the aggregate 2009 annual cap is expected to exceed 5% of the latest audited net assets value of the Company, according to the requirements of the Listing Rules of Shanghai Stock Exchange, the foregoing proposals shall be submitted to the general meeting of the Company for consideration and approval. CSAHC shall abstain from voting on it as a connected party.

* *Pursuant to the requirements under the SSE Listing Rules, (1) CSAHC and its controlled entities are deemed to be the same connected person (has the meaning ascribed thereto under the SSE Listing Rules) of the Company and (2) the foregoing aggregate 2009 annual cap is expected to exceed 5% of the latest audited net assets value of the Company, thus, the foregoing 2009 annual cap of connected transactions (has the meaning ascribed thereto under the SSE Listing Rules) entered into between the Company and CSAHC and/or its controlled entities has to be submitted to the AGM for consideration and approval by the Shareholders. The Company has already complied with all the reporting, announcement and independent shareholders' approval requirements pursuant to Rule 14A.32 and Rule 14A.33 of the Listing Rule which are applicable to these continuing connected transactions. The Company also confirmed that as the date hereof, the foregoing continuing connected transactions had not exceeded the cap disclosed in previous announcements issued by the Company on 10 January 2008 and 29 December 2008 and the 2008 annual report.*

3. **THAT**, the 2008 AGM to be held on 30 June 2009 be approved. The relevant matters on the 2008 AGM are attached hereto.

The number of Directors supposed to be present was 11, of which 11 attended in person. Since the second resolution is connected transaction matter, Directors Si Xianmin, Li Wenxin, Wang Quanhua and Liu Baoheng abstained from voting on this resolution. The above resolutions have been reviewed and approved by the Directors unanimously. The method and procedures for the consideration and approval of the resolutions are in

compliance with the relevant provisions of the Company Law, the Securities Law and the Articles of Association of the Company.

The 2008 AGM of the Company is notified as follows:

1). Time: at 9:30 am on 30 June 2009 (Tuesday)

2). Place: No. 1 Conference Room, 4th Floor, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC

3). Agenda:

(1). to consider the Report of the Directors of the Company for the year 2008;

(2). to consider the Report of the Supervisory Committee of the Company for the year 2008;

(3). to consider the audited consolidated financial statements of the Company for the year 2008;

(4). to consider to make any adjustment to certain items contained in the financial statements of the Company for the year 2008;

(5). to consider the profit distribution proposal for the year 2008;

As audited by KPMG Huazhen, under the PRC accounting standards, the Company recorded a loss of RMB4,790 million (unconsolidated data, which applies to other data hereinafter) during the year 2008, and the accumulated loss of the Company amounted to RMB5,837 million as at 31 December 2008. Under the provisions of the Company Law, the Company shall not make appropriations to its reserve fund and distribute any dividends for the year 2008.

(6). to consider the continuous appointment of KPMG Huazhen as the PRC auditors of the Company for the year 2009 and KPMG as the international auditors of the Company for the year 2009 and authorize the Board to determine their remuneration;

(7). to consider the appointment of Mr. Zhang Zi Fang as a Director of the Fifth Session of the Board of the Company and authorise the Board to determine his remuneration;

(8). to consider the resignation of Mr. Yang Guang Hua as a supervisor of the Company because of his job arrangement;

(9). to consider the appointment of Mr. Li Jia Shi as a supervisor of the Fifth Session of the Supervisory Committee of the Company and authorise the Supervisory Committee to determine his remuneration;

(10). to consider the "Administrative Measures on Directors' Remuneration of China Southern Airlines Company Limited" and "Administrative Measures on Supervisors' Remuneration of China Southern Airlines Company Limited";

(11). to consider the 2009 annual cap of the continuing connected transactions entered into between the Company and CSAHC and its controlled entities as set out below:

Item	Parties	Relations	Type of transactions	Contents of the transactions	Pricing basis	2009 Cap 2009 (RMB ten thousands)	Amount incurred in 2008	Remarks
1	CSAHC	Parent company	Other outflows	Rental of lands and buildings	Agreed by reverence to market price	3,714.87	2,982.80	Original office building, parcels of land in Nanyang, Hengyang, Shashi, Zhanjiang, etc.
2	CSAHC	Parent company	Other outflows	Rental of lands and buildings	Agreed by reverence to market price	7,029.18	7,029.18	Original lands and real estates in Xinjiang, Beihang etc.
3	Southern Airlines (Group) Import and Export Trading Company	a wholly-owned subsidiar y of the parent company	Acquiring labour service	Handling fee for purchases	Based on a fixed percentage of purchasing amount, and the percentage was agreed by reference to market price	9,000	4,986.70	
4	China Southern Airlines Group Passenger and Cargo Agent Company Limited	a wholly-owned subsidiar y of the parent company	Acquiring agency service	Air ticket sales and cargo agency, et	Determined according to existing regulations of CAAC or agreed by both parties by reference to market price	25,000	13,440.40 (agency sales revenue)	Note: the actual amount of agency fee paid in 2008 was RMB4,032,000
5	Guangzhou China Southern Airlines Property Management Company Limited	a wholly-owned subsidiar y of the parent company	Acquiring labour service	Property management and maintenance fee	Determined based on price lower than that offered by independent third parties	4,701	3,084.10	
	Total				/	49,445.05	31,523.18	

As a connected party transaction, CSAHC being a connected party abstained from voting on this proposal.

(12). to consider the airline service agreement entered into between the Company and TravelSky Technology Limited;

On 7 May 2009, the Company entered into a service agreement with TravelSky Technology Limited ("TravelSky") , and the valid term of such service agreement is from 1 January 2009 to 31 December 2009. Pursuant to this service agreement, TravelSky agreed to provide to the Company with aviation information technology service and technical support and its related business services, including: (i) flight control system services; (ii) electronic travel distribution system services; (iii) airport passenger processing system services; and (iv) civil aviation and commercial data network services for the period commencing from 1 January 2009 to 31 December 2009. The service fee is determined with reference to the prescribed prices of Civil Aviation Administration of China, depending on the types of system through which the transactions are processed. The 2009 service fees payable by the Company to TravelSky is expected to be not more than RMB400 million. For details of this proposal, please refer to the Announcement of the Connected Transactions of China Southern Airlines Company Limited publicized by the Company on 8 May 2009 on www.sse.com.cn, China Securities Journal and Shanghai Securities News.

(13). to consider the proposed expansion of the scope of business of the Company by including "insurance agency services" and the consequential amendment to the Articles of Association.

This is a special proposal.

(14). to consider to establish a cash dividend policy of the Company pursuant to relevant rules and the consequential amendment to the Articles of Association. According to the "Decisions Concerning Certain Amendments in Regulations for Distribution of the Cash Dividend Made by Listed Companies" (CSRC Decree No.2008 57) and relevant regulations, the Company intend to establish a cash dividend policy and make consequential amendment to the Articles of Association, which is set forth specifically as follows:

The following articles are to be added:

"Article 268 For distribution of dividend by way of cash, the accumulated payment of dividend by way of cash for the last three years may not be less than 30% of the Company's average distributable profit for the last three years. Where the Company made a payment of dividend satisfied by an allotment of new shares or completed conversion of capital common reserve fund into capital, the Company may not distribute dividend by way of cash in the same year, and the year is not counted in the three years stated earlier in this Article."; and

"Article 269 Upon resolution on the profit distribution plan or the resolution on the proposed bonus share issue by way of conversion of capital reserve is approved at the shareholders' general meeting, the Board of Directors shall complete the subject matters within two months after consideration and

approval by the general meeting and all administrative approvals (if necessary) are obtained."

This is a special proposal.

4). Attendants of AGM

(1). All shareholders are entitled to attend and vote at the AGM in person or by proxy. The proxy of a shareholder does not need to be a shareholder of the Company. Holders and proxies of the holders of the A Shares whose names appear on the register of holders of A Shares of the Company, by the close of trading in the afternoon of 27 May 2009(Wednesday) , and holders and proxies of the H Shares whose names appear on the register of holders of H Shares of the Company at the close of trading in the afternoon of 29 May 2009(Friday) should fill out the Reply Slip by 10 June 2009(inclusive) to confirm the attendance. Please refer to Reply Slip for any detail.

(2). The directors, supervisors and senior management of the Company.

(3). Representatives of the professional advisers hired by the Company and special guests invited by the Board.

5). Registration procedures for attending the AGM

(1). To register the attendance of the AGM, during the time for registration, individual eligible shareholders shall submit his/her ID card and securities account originals, and the representative of a corporate eligible shareholder shall submit the power of attorney issued by his/her company and securities account originals, to the headquarters of the Company (1st Floor, No. 278 Ji Chang Road Guangzhou), or by way of correspondence or fax (fax no.: 020-86659040).

(2). Time for registration: from 28 May 2009 to 10 June 2009

(3). Address for registration: 1st Floor, No. 278 Ji Chang Road Guangzhou.

Board of China Southern Airlines Company Limited

13 May 2009

Notes:

a. An Eligible Shareholder has the right to appoint one or more proxies to attend the AGM and vote on his/her behalf. A proxy does not need to be a shareholder of the Company. A shareholder (or its proxy) will be entitled to one vote for each share. Completion and delivery of the form of proxy will not prevent a shareholder(or its proxy) from attending, and voting at AGM (Form of Proxy is attached hereof).

b. A proxy must be appointed by an Eligible Shareholder or his/her attorney by way of a form of proxy for the annual general meeting. If the proxy is appointed by the attorney of an Eligible Shareholder, the power of attorney must be notarised. To be valid, for holders of A Shares, the notarially certified power of attorney and the form of proxy must be delivered to the registered address of the Company no later than 24 hours before the time appointed for the holding of the AGM.

c. The AGM is expected to last for half day. Eligible Shareholders (or their proxies) who attend shall bear their own travelling and accommodation expenses.

d. The address of the Secretary of the Company is:

1st Floor, No. 278 Ji Chang Road Guangzhou
China Southern Airlines Company Limited
Office of the Secretary of Board
Postal Code: 510405
Telephone No.: (+86) 20-8612 4462
Facsimile No.: (+86) 20-8665 9040

Contact person: Mao Lixing

Reply Slip

To: China Southern Airlines Company Limited

I/we intend to attend (in person/by proxy): the AGM of the Company to be held on Tuesday, 30 June 2009.

Name	
Number of A shares registered in my name	
Identity card/passport number	
Share account number	
Mailing address	
Telephone number	

Signature:______________ Date:

Form of Proxy for Annual General Meeting

I/We,____________________ holder of share account number____________________, residing at__________________, being the registered holder of ____________________ordinary shares of the Company, HEREBY APPOINT__________________, residing at__________________, as my/our proxy/proxies to attend on my/our behalf the annual general meeting ("AGM") of the Company to be held at the 1st Conference Room, 4/F, Guangzhou Baiyun International Airport Southern Airlines Pearl Hotel, Guangzhou, Guangdong Province, the PRC at 9:30 a.m., on 30 June 2009 and to act and vote on my/our behalf at the AGM in respect of the resolutions listed below, in accordance with my/our instructions below.

Ordinary Resolutions		For	Against	Abstain
1	To consider and approve the Report of the Directors of the Company for the year 2008.			
2	To consider and approve the Report of the Supervisory Committee of the Company for the year 2008.			
3	To consider and approve the audited consolidated financial statements of the Company for the year 2008.			
4	To consider and approve any adjustment to be made to certain items contained in the financial statements of the Company for the year 2008 in accordance with the relevant rules and regulations.			
5	To consider and approve the profit distribution proposal for the year 2008.			
6	To consider and approve the appointment of KPMG Huazhen as the PRC auditors of the Company for the year 2009 and KPMG as the international auditors of the Company of the year 2009 and authorize the Board to determine their remuneration.			
7	To consider and approve the appointment of Mr. Zhang Zi Fang as an executive Director of the Fifth Session of the Board of the Company and authorize the Board to determine his remuneration.			
8	To consider and approve the resignation of Mr. Yang Guang Hua as a supervisor of the Fifth Session of the Supervisory Committee of the Company because of his personal job arrangement.			
9	To consider and approve the appointment of Mr. Li Jia Shi as a supervisor of the Fifth Session of the Supervisory Committee of			

	the Company and authorize the Supervisory Committee to determine his remuneration.			
10	To consider and approve the "Administrative Measures on Directors' Remuneration of China Southern Airlines company Limited" and "Administrative Measures on Supervisors' Remuneration of China Southern Airlines Company Limited".			
11	To consider and approve the 2009 annual cap of the continuing connected transactions entered into between the Company and CSAHC and its controlled entities.			
12	To consider and approve the airline service agreement entered into between the Company and TravelSky Technology Limited.			
	Special Resolutions	For	Against	Abstain
13	To consider and approve the proposed formulation of a cash dividend policy of the Company and the consequential amendment to the Articles of Association.			
14	To consider and approve the proposed expansion of the scope of business by including "insurance agency services" and the consequential amendment to the Articles of Association.			

Shareholder (Signature): Proxy (Signature):

ID No.: ID No.:

Securities Account No.:

Number of Shares Held:

Date:

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 1055)

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to rule 13.09(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

As China Southern Airlines Company Limited (the "Company") has published the "ADMINISTRATIVE MEASURES ON SUPERVISORS' REMUNERATION OF CHINA SOUTHERN AIRLINES COMPANY LIMITED" on the Shanghai Stock Exchange, the full text of the announcement is set out below for information purpose.

By Order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei
Joint Company Secretaries

Guangzhou, the People's Republic of China

13 May 2009

As at the date of this announcement, the directors of the Company include Si Xianmin, Li Wen Xin, Wang Quan Hua, Liu Bao Heng, Tan Wan Geng, Xu Jie Bo and Chen Zhen You as executive directors; and Wang Zhi, Sui Guang Jun, Gong Hua Zhang and Lam Kwong Yu as independent non-executive directors.

Stock Short Name: CSAStock Code: 600029 Announcement No.: Lin 2009-014

Announcement on Supervisory Committee Resolutions of China Southern Airlines Company Limited

The Supervisory Committee of the Company ("Supervisory Committee") and all its members ("Supervisors") jointly and severally warrant the truthfulness, accuracy and completeness of the contents of this announcement, and accept responsibility for any misrepresentations, misleading statements or material omissions contained herein.

In accordance with provisions of the Articles of Association of China Southern Airlines Company Limited ("Company"), the Supervisory Committee held interim meeting on 13 May 2009. The number of Supervisors supposed to be present was 5, of which 5 attended in person. The following resolutions were adopted by the Supervisors unanimously:

1. **THAT**, the ADMINISTRATIVE MEASURES ON SUPERVISORS' REMUNERATION OF CHINA SOUTHERN AIRLINES COMPANY LIMITED be approved; and

   According to relevant listing rules and the provisions of the Articles of Association of the Company, the above matter shall be submitted to the general meeting of the Company for consideration and approval. Please visit www.sse.com.cn for the full text of the ADMINISTRATIVE MEASURES ON SUPERVISORS' REMUNERATION OF CHINA SOUTHERN AIRLINES COMPANY LIMITED.

2. **THAT**, the 2009 annual cap of the continuing connected transactions entered into between the Company and China Southern Air Holding Company ("CSAHC") and its controlled entities be approved.

   Details are set out below:

Item	Parties	Relations	Type of transactions	Contents of the transactions	Pricing basis	2009 Cap 2009 (RMB ten thousands)	Amount incurred in 2008	Remarks
1	CSAHC	Parent company	Other outflows	Rental of lands and buildings	Agreed by reverence to market price	3,714.87	2,982.80	Original office building, parcels of land in Nanyang, Hengyang, Shashi, Zhanjiang, etc.
2	CSAHC	Parent company	Other outflows	Rental of lands and buildings	Agreed by reverence to market price	7,029.18	7,029.18	Original lands and real estates in Xinjiang, Beihang etc.

3	Southern Airlines (Group) Import and Export Trading Company	a wholly-owned subsidiar y of the parent company	Acquiring labour service	Handling fee for purchases	Based on a fixed percentage of purchasing amount, and the percentage was agreed by reference to market price	9,000	4,986.70	
4	China Southern Airlines Group Passenger and Cargo Agent Company Limited	a wholly-owned subsidiar y of the parent company	Acquiring agency service	Air ticket sales and cargo agency, et	Determined according to existing regulations of CAAC or agreed by both parties by reference to market price	25,000	13,440.40 (agency sales revenue)	Note: the actual amount of agency fee paid in 2008 was RMB4,032,000
5	Guangzhou China Southern Airlines Property Management Company Limited	a wholly-owned subsidiar y of the parent company	Acquiring labour service	Property management and maintenance fee	Determined based on price lower than that offered by independent third parties	4,701	3,084.10	
	Total				/	49,445.05	31,523.18	

Supervisory Committee of China Southern Airlines Company Limited

13 May 2009

* *Pursuant to the requirements under the SSE Listing Rules, (1) CSAHC and its controlled entities are deemed to be the same connected person (has the meaning ascribed thereto under the SSE Listing Rules) of the Company and (2) the foregoing aggregate 2009 annual cap is expected to exceed 5% of the latest audited net assets value of the Company, thus, the foregoing 2009 annual cap of connected transactions (has the meaning ascribed thereto under the SSE Listing Rules) entered into between the Company and CSAHC and/or its controlled entities has to be submitted to the AGM for consideration and approval by the Shareholders. The Company has already complied with all the reporting, announcement and independent shareholders' approval requirements pursuant to Rule 14A.32 and Rule 14A.33 of the Listing Rule which are applicable to these continuing connected transactions. The Company also confirmed that as the date hereof, the foregoing continuing connected transactions had not exceeded the cap disclosed in previous announcements issued by the Company on 10 January 2008 and 29 December 2008 and the 2008 annual report.*

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 1055)

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to rule 13.09(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

As China Southern Airlines Company Limited (the "Company") has published "ADMINISTRATIVE MEASURES ON DIRECTORS' REMUNERATION OF CHINA SOUTHERN AIRLINES COMPANY LIMITED", "ADMINISTRATIVE MEASURES ON SUPERVISORS' REMUNERATION OF CHINA SOUTHERN AIRLINES COMPANY LIMITED" and "ADMINISTRATIVE MEASURES ON REMUNERATION OF THE SENIOR MANAGEMENT OF CHINA SOUTHERN AIRLINES COMPANY LIMITED" on Shanghai Stock Exchange, the full texts of the announcements are set out below for information purpose.

By Order of the Board
China Southern Airlines Company Limited
Xiao Bing and Liu Wei
Joint Company Secretaries

Guangzhou, the People's Republic of China

13 May 2009

As at the date of this announcement, the directors of the Company include Si Xianmin, Li Wen Xin, Wang Quan Hua, Liu Bao Heng, Tan Wan Geng, Xu Jie Bo and Chen Zhen You as executive directors; and Wang Zhi, Sui Guang Jun, Gong Hua Zhang and Lam Kwong Yu as independent non-executive directors.

ADMINISTRATIVE MEASURES ON DIRECTORS' REMUNERATION OF CHINA SOUTHERN AIRLINES COMPANY LIMITED

These measures are formulated in accordance with the laws and regulations including the Company Law of the People's Republic of China and the Corporate Governance Guideline of Listed Companies and the Articles of Association, for the purpose of strengthening the responsibilities of assets management, establishing and perfecting the Company's internal incentive and restrictive system, giving full play to and motivating the director's working enthusiasm and creativity, and further improving the operating efficiency of corporate assets and management standards.

Chapter 1 General Provisions

Article 1 These Regulations shall apply to the Company's Directors, including: the executive Directors, non-executive Directors and independent non-executive Directors. Non-executive Directors herein mean the Directors appointed by China Southern Air Holding Company ("CSAHC"), the Company's controlling shareholder.

Article 2 The remuneration management of the Company's Directors shall observe the following principles:

(1) Incentive and restrictive measures are adopted at the same time;

(2) There is no conflict in the interests of the shareholders, the Company and the Directors;

(3) The remuneration is in line with the Company's performance, the goal of the position, and the Company's long-term interests;

(4) The remuneration standard is open, fair and transparent.

Chapter 2 Administrative Body

Article 3 The remuneration and evaluation committee is the special department for determining remunerations for the Company's Directors, and is responsible for the management, evaluation and supervision of remuneration packages.

Article 4 The responsibilities and authorities of the remuneration and evaluation committee include the following:

(1) Consider, determine and amend the remuneration policy and package of the Directors based on the prevailing compensation levels for such positions;

(2) Consider the evaluation basis for the Directors and conduct annual evaluation on their performance of duties;

(3) Determine and submit the annual remuneration packages of the Directors to the Board for approval;

(4) Consider the remuneration standards for directors, determine and submit the remuneration adjustment plan to the Board for approval;

(5) Supervise the implementation of the remuneration policy of Directors of the Company;

(6) Other matters as delegated by the Board.

Article 5 The Board is responsible for reviewing and evaluating the Administrative Measures on the Remunerations of Directors of the Company submitted by the rem uneration and evaluation committee, and submitting it to general meeting for approval.

Article 6 The general meeting is responsible for reviewing and approving the Administrative Measures on the Remunerations of Directors of the Company submitted by the Board.

Article 7 The shareholders general meeting shall authorise the Board of Directors, pursuant to the Administrative Measures on the Remunerations of Directors of the Company as approved at the general meeting, to determine the annual remuneration packages for the Directors of the Company.

Article 8 The Secretary to the Board is responsible for disclosure of the Directors' remuneration in accordance with the state laws and regulations as well as the regulatory requirements.

Chapter 3 Remuneration of Executive Directors and Non-Executive Directors

Article 9 Executive Directors and non-executive Directors receive annual remunerations which are determined on the responsibilities, risk and contributions of their positions as follows:

Position Item	**Item**	**Remuneration standard** ***(RMB'000)***	**Proportion**
Chairman	**remuneration**	**249**	**1**
Vice-chairman	**remuneration**	**224**	**0.9**
Directors	**remuneration**	**199**	**0.8**

Article 10 Executive Directors, who hold other executive positions in the Company shall be paid at the higher of the remunerations of those positions and be subject to performance evaluation by the remuneration and evaluation committee.

Article 11 Non-executive Directors who also hold offices in CSAHC, the Company's controlling shareholder, shall be paid and be subject to performance evaluation by the CSAHC.

Article 12 Executive Directors are entitled to and shall pay various social insurance schemes, supplementary corporate insurance and housing provident fund (where dealings with housing provident fund shall follow the rules of local authorities) in accordance with the relevant provisions of the state and the Company.

Article 13 Non-executive directors are entitled to and shall pay various social pooling insurance, supplementary corporate insurance and housing provident fund (where dealings with housing provident fund shall follow the rules of local

authorities) in accordance with the relevant provisions of the state and CSAHC.

Article 14 The remuneration of an executive Director is the individual's income before tax, and the respective personal income tax shall be withheld from the remuneration and paid by the Company.

Chapter 4 Remuneration of Independent Non-executive Directors

Article 15 The independent non-executive Directors receive annual remuneration, that is, RMB 100,000 for domestic independent non-executive Directors and HK$ 100,000 for overseas independent non-executive Directors.

Article 16 The annual remuneration excludes travel expenses and accommodation costs for participating in any event of the Company's Board or any reasonable expense incurred for ischarging the duties of an independent director.

Article 17 The remuneration of an independent non-executive Director is the individual's income before tax, and the respective personal income tax shall be withheld from the fee and aid by the Company.

Chapter 5 Supplementary Provisions

Article 18 A Director who also holds other positions shall be paid at the higher of the remuneration of those positions. No remuneration for more than one position is allowed.

Article 19 Directors' remuneration shall be disclosed in the Company's annual report stating the total remuneration before tax paid to each Director during the current accounting year.

Article 20 Appropriate adjustments shall be made in a timely manner to these measures in case of any significant changes in state policies or occurrence of any Force Majeure.

Article 21 If these measures conflict with the latest laws, regulations and rules promulgated by regulatory authorities, the latter shall prevail.

Article 22 These measures shall be interpreted by the remuneration and evaluation Committee.

Article 23 These measures shall take effect as of the date on which they are reviewed and approved by the general meeting.

ADMINISTRATIVE MEASURES ON SUPERVISORS' REMUNERATION OF CHINA SOUTHERN AIRLINES COMPANY LIMITED

These measures are formulated in accordance with the laws and regulations including the Company Law of the People's Republic of China and the Corporate Governance Guideline of Listed Companies and the Articles of Association, for the purpose of strengthening the responsibilities of assets management, establishing and perfecting the Company's internal incentive and restrictive system, giving full play to and motivating the supervisor's working enthusiasm and creativity, and further improving the operating efficiency of corporate assets and management standards.

Chapter 1 General Provisions

Article 1 These Regulations shall apply to the Supervisors of the Company, including shareholder representative Supervisors, employee representative Supervisors and independent Supervisors. Among whom shareholder representative Supervisors include Supervisors appointed by China Southern Air Holding Company ("CSAHC"), the controlling shareholder of the Company.

Article 2 The remuneration management of the Supervisors shall observe the following principles:

(1) Incentive and restrictive measures are adopted at the same time;

(2) There is no conflict in the interests of the shareholders, the Company and the Supervisors;

(3) The remuneration is in line with the Company's performance, the goal of the position, and the Company's long-term interests;

(4) The remuneration standard is open, fair and transparent.

Chapter 2 Administrative Body

Article 3 The general meeting authorises the Supervisory Committee to study and formulate policies and plans of the remuneration of the Supervisors of the Company, to consider the standards for evaluation on the Supervisors, to monitor the performance of duties of the Supervisors, to conduct evaluation on the remuneration of the Supervisors, and to primarily define the relevant appropriation proposal and submit the same to the shareholders general meeting for approval.

Article 4 The general meeting is responsible for the review and approval of the administrative measures for remuneration of the Supervisors of the Company proposed by the Supervisory Committee.

Article 5 The Secretary to the Board is responsible for the disclosure of information on the remuneration of the Supervisors in accordance with laws and regulations of the state and the relevant regulatory requirements.

Chapter 3 Remuneration of Shareholder Representative Supervisors and Employee Representative Supervisors

Article 6 The remuneration standards for shareholder representative Supervisors and employee representative Supervisors are determined by reference to the responsibilities and risks of their positions as well as contributions they made.

Detailed standards are set out below:

Position Item	**Item**	**Remuneration standard** *(RMB ten thousand per annum)*	**Proportion**
Chairman of the Supervisory Committee	**Remuneration**	**19.9**	**1**
Supervisors	**Remuneration**	**15.9**	**0.8**

Article 7 A shareholder representative Supervisor or an employee representative Supervisor, who holds other position(s) in the Company, will be paid at the higher of the remuneration of those positions. No remuneration for more than one position is allowed.

Article 8 Shareholder representative Supervisors who are appointed by CSAHC shall receive their remuneration from CSAHC instead of the Company, while other shareholder representative Supervisors and employee representative Supervisors shall receive their remuneration from the Company.

Article 9 Shareholder representative Supervisors and employee representative Supervisors who receive their remuneration from the Company are entitled to and shall pay various social insurance schemes, supplementary corporate insurance and housing provident fund (where dealings with housing provident fund shall follow the rules of local authorities) in accordance with the relevant provisions of the State and the Company.

Article 10 Shareholder representative Supervisors appointed by CSAHC are entitled to and shall pay various social pooling insurance, supplementary corporate insurance and housing provident fund (where dealings with housing provident fund shall follow the rules of local authorities) in accordance with the relevant provisions of the State, the Company and CSAHC.

Article 11 For shareholder representative Supervisors and employee representative Supervisors who receive their remuneration from the Company, their remuneration is before tax, and their respective personal income tax shall be withheld from the remuneration and paid by the Company.

Chapter 4 Remuneration of Independent Supervisors

Article 12 The annual remuneration of independent Supervisors is RMB80,000.

Article 13 The annual remuneration of an independent Supervisor excludes travel expenses and accommodation cost for participating any events of the Company's Supervisory Committee or any reasonable expenses incurred for discharging the duties of an independent Supervisor.

Article 14 The annual remuneration of an independent Supervisor is the individual's income before tax and the respective personal income tax shall be withheld

from the remuneration and paid by the Company.

Chapter 5 Supplementary Provisions

Article 15 Supervisors' remuneration shall be disclosed in the Company's annual report stating the total remuneration before tax paid to each Supervisor for the financial year. The remuneration includes emolument or salary, bonus, social pooling insurance borne by the Company, supplementary corporate insurance and housing provident fund benefits.

Article 16 Appropriate adjustments shall be made in a timely manner to these measures in case of any significant changes in state policies or occurrence of any Force Majeure.

Article 17 If these measures conflicts with the latest laws, regulations and rules promulgated by any regulatory authorities, the latter shall prevail.

Article 18 These measures shall be construed by the supervisory committee.

Article 19 These measures shall take effect as of the date on which it is reviewed and approved by the general meeting.

ADMINISTRATIVE MEASURES ON REMUNERATION OF THE SENIOR MANAGEMENT OF CHINA SOUTHERN AIRLINES COMPANY LIMITED

These measures are formulated in accordance with the laws and regulations including the Company Law of the People's Republic of China and the Corporate Governance Guideline of Listed Companies and the Articles of Association, for the purpose of strengthening the responsibilities of assets management, establishing and perfecting the Company's internal incentive and restrictive system, giving full play to and motivating the senior management's working enthusiasm and creativity, and further improving the operating efficiency of corporate assets and management standards.

Chapter 1 General Provisions

Article 1 These Regulations shall apply to the Company's senior management appointed by the Board, including: the president, vice president, chief financial officer, chief pilot, chief information officer, chief engineer, chief economist, general counsel, and secretary to the Board.

Article 2 The remuneration management of the Company's senior management shall observe the following principles:

(1) Incentive and restrictive measures are adopted at the same time;

(2) There is no conflict in the interests of shareholders, the Company and senior management;

(3) The remuneration is in line with the Company's performance, the goal of the senior management's respective post, and the Company's long-term interests;

(4) The remuneration standard is open, fair and transparent.

Article 3 The distribution and assessment of the remuneration of the Company's senior management shall be based on the Company's size and economic benefit. The results of the comprehensive assessment shall, according to the annual operation objectives of the Company and annual work targets of the positions in charge, be used to determine the annual remuneration of senior management.

Chapter 2 Administrative Body

Article 4 The remuneration and evaluation committee is the special department for determining remunerations for the Company's senior management and is responsible for the management, evaluation and supervision of remuneration packages.

Article 5 The responsibilities and authorities of the remuneration and evaluation committee include the following:

(1) Consider, determine and amend the remuneration policy and plan of senior management based on the principal scope, duties and importance of the post of senior management and the prevailing remuneration levels for other positions;

(2) Consider the evaluation basis for senior management and

conduct annual evaluation of their performance of duties and fulfillment of performance objectives;

(3) Determine and submit the annual remuneration plan of senior management to the Board for approval;

(4) Consider the remuneration standards for senior management, determine and submit the remuneration adjustment plan to the Board for approval;

(5) Supervise the implementation of the compensation policy of the Company's senior management;

(6) Other matters as delegated by the Board.

Article 6 The Board is responsible for reviewing the Company's remuneration policies and plan for the senior management, the evaluation standards for the senior management, the annual remuneration distribution plan for the senior management and the remuneration adjustment plan for the senior management submitted by the remuneration and evaluation committee.

Article 7 The Secretary to the Board is responsible for disclosure of the senior management's remuneration in accordance with the State laws and measures as well as the regulatory requirements.

Chapter 3 Remuneration Composition and standards

Article 8 The Company adopts an annual salary system for senior management, whose annual remuneration is comprised of basic annual salary (basic salary), performance-based annual salary and insurance and welfare. The formula for calculating the remuneration is annual remuneration = basic annual salary + performance-based annual salary + insurance and welfare.

Article 9 The basic annual salary is determined with reference to the combination of the business scale and management difficulty and the responsibilities of the relevant position, etc. based on the following standards:

Position	**Item**	Remuneration **Standard** *(RMB'000)*	**Percentage**
Executive President	Basic salary	224	1
Vice Executive President and Chief Financial Officer	Basic salary	199	0.89
Chief Pilot, Chief Information Officer, Chief	Basic salary	186	0.83

Engineer and Chief Economist			
Chief Legal Adviser	Basic salary	162	0.72
Company Secretary	Basic salary	162	0.72

Article 10 Performance-based annual salary is determined on the basis of basic salary taking into account of evaluation results. The performance-based annual salary of the senior management is computed based on the evaluation results made by the Company.

(I) The formula for calculating the performance-based annual salary of the Executive President is as follows:

$W = M \times R \times B$

(II) The formula for calculating the performance-based annual salary of the senior management is as follows:

$W = (M \times R \times 40\% + F \times 60\%) \times B$

Of which:

W – performance-based annual salary;

B – basic annual salary;

M – ratio of completion of operating targets = (total score – 60) ÷ 40 x 100%;

F – ratio of completion of individual responsibility target = (total score – 60) ÷ 40 x 100%. Where the total score is less than 60, such ratio should be null;

R –difficulty coefficient in achieving such targets. It will be determined by the Board with reference to the market conditions and operating factors, etc. at the beginning of a year (in advance) or at the end of a year (subsequent), and the value shall be between 1.0 and 1.4. R value is generally 1.0.

Safety is a deductible indicator. In the event of a significant aviation accident, the performance-based annual salary would be zero. In the event of other events and accident, it should be deducted in accordance with the corresponding principles set out in the annual Letter of Aviation Safety Responsibility.

Article 11 Basic salary of the senior management is payable monthly on average. Performance-based annual salary is an one-off payment, the amount of which is determined according to the result of assessment. 60% of the performance-based annual salary will be paid in the current year and the remaining 40% is payable monthly on average in the forthcoming year.

Article 12 The senior management with pilot licenses is entitled to air service allowance when they are on piloting duty according to the relevant regulations of the Company.

Article 13 The senior management is entitled to and shall pay the social pooling insurance, supplementary corporate insurance and housing provident fund in accordance with the relevant regulations of the State and the Company. The housing provident fund should be administered based on the principle of localisation.

Article 14 The remuneration of the senior management is an income before tax, whose individual income tax is withheld and paid by the Company on his/her behalf.

Chapter 4 Evaluation and Its Implementation Procedures

Article 15 Prior to the beginning of each operating year, the senior management members will formulate working plans and targets in accordance with the overall operating objective of the Company, and individually sign a Target Responsibility Statement . The President and Board Secretary sign a Target Responsibility Statement with the Chairman, while other senior management sign a Target Responsibility Statement with the President.

Article 16 The Target Responsibility Statement is proposed by human resources department, together with related functional departments, based on the Company's overall operational objectives and the duties of each senior management member subject to confirmation by the remuneration and evaluation committee. The Target Responsibility Statement shall specify the weight and value scores on each item in the working plans and targets of senior management.

Article 17 Review for annual remuneration of senior management will be based on the Target Responsibility Statement signed by the senior management. During the year of operation, if there were material changes in external condition, such as operating environment, the remuneration and evaluation committee may adjust the working plans and targets of senior management and report the same to the Board for review and approval.

Article 18 As at the end of each operating year, following the audit conducted by accounting firm and the issue of its audit report, the remuneration and evaluation committee conducts a performance-based evaluation on each of the senior management based on his/her duty performance reports, together while taking into account of the annual statistics provided by the relevant departments including the finance department, the safety management department and the human resources department.

Article 19 Based on the results of performance-based evaluation on senior management, the remuneration and evaluation committee develops the distribution plan on annual remuneration of senior management, delivers the written report on assessment results and remuneration distribution plan to the Board for consideration and approval and notifies the assessed individual.

Article 20 As at the end of each operating year, the remuneration and evaluation committee shall complete the annual performance-based evaluation and remuneration distribution of senior management within one month after auditor's report is issued by the accounting firm.

Article 21 In the event of any material misconducts in performing duties, any material safety accidents and in breach of laws and regulations by any member of the senior management, which resulted in losses to the Company, the performance-based annual salary of such member will be deducted based on the extent of such losses until nil.

Chapter 5 Remuneration Management

Article 22 Any senior management who also holds other position(s) shall be paid at the highest of the remuneration of those position(s). No remuneration for more than one position is allowed.

Article 23 The basic salary and performance-based annual salary of a senior management whose post has been changed during the financial year shall be calculated based on the duration of holding the respective post.

Article 24 The remuneration of a senior management who has been appointed to a new post shall be calculated according to the standard of the new post starting from the next month.

Article 25 The payment of performance-based annual salary of a senior management who is transferred out of the Company shall be delayed, and be made in one lump-sum after the audit (assessment) on resignation.

Article 26 Where a senior management is dismissed by the Company due to his/her misconduct, the basic salary of such staff shall be paid according to the duration of holding the post, while the unpaid performance annual salary shall be deducted.

Chapter 6 Supplementary Provisions

Article 27 The remuneration of senior management shall, according to the total remuneration before tax paid out during the financial year, be disclosed in the Company's annual report. Such remuneration shall include basic annual salary, performance-based annual salary, social pooling insurance paid by the Company, supplementary corporate insurance, housing provident fund and air treatment.

Article 28 Where there is significant adjustment in the state policies or occurrence of force majeure, these measures shall timely be adjusted accordingly.

Article 29 If there is conflict in these measures and the latest laws, regulations and rules promulgated by regulatory authorities, such laws, regulations and rules shall prevail.

Article 30 These measures shall be construed by the remuneration and evaluation committee.

Article 31 These measures shall come into force on the date when the same are

reviewed and passed by the Board.